September 12, 2007

By EDGAR

Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:  Gerdau S.A. (File No. 001-14878)

Dear Mr. O’Brien:

We acknowledge receipt of the letter from the Staff of the Securities and Exchange Commission, dated August 28, 2007, regarding our annual report on Form 20-F for the fiscal year ended December 31, 2006 (the “Annual Report”).  For your convenience, we have included the Staff’s comments below and have keyed our responses accordingly.

As noted below in our responses, we have supplied the requested clarification or agreed to change or supplement the disclosures in our future filings, as the case may be.  Our agreement to change or supplement the disclosures in our filings is undertaken to cooperate fully with the Staff  and to enhance the overall disclosure in our filings, and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

A.      Operating Results

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

1.      In your results of operations section, you indicate that 2006 results have been impacted by performance improvements in several operations as well as consolidation of units acquired in the last two years. However, your results of operations discussion does not quantify any factors that contributed to material changes in revenue or any other line item. Please revise future filings to quantify the amount of the changes contributed by each of the factors or events that you identify, specifically addressing how much or your change is attributed to acquisitions. In this regard, your discussion on page 35 does not address how much the acquisition of Sidenor or your acquistions as a whole contributed to overall 33% increase in sales and cost of sales during 2006. Refer to Commision’s guidance available on the SEC website at www.sec.gov/rules/interp/33-8350.htm.

Our response:  We will modify our future results of operations discussion in future filings to quantify any factors that contributed to material changes in revenues and any other line item, specifically quantifying the impact of acquisitions on the respective line items, as per your suggestion.

Note 4.1 Corporación Sidenor S.A. page F-21

2.      With regards to your conclusion that Corporación Sidenor is a VIE and should be consolidated in your financial statements for the year ended December 31, 2006, please provide us with your analysis of FIN 46(R), how you determined that Sidenor is a VIE and your basis for determining that you are the primary beneficiary.

Our response:  Our analysis of Corporacion Sidenor as a VIE and the conclusion that we are the primary beneficiary of that company under FIN 46(R) is based on the main features of the Corporacion Sidenor purchase contract and the shareholders agreement entered into contemporaneously, as further detailed below.

Relevant facts

a.      Corporacion Sidenor was acquired by a pool of investors, in which Gerdau acquired 40% of the shares, Carpe Diem Salud S.L. (“Carpe Diem”, a company of Santander Group, a financial group located in Spain) acquired 40% and Bogey Holding Company S.L. (“Bogey Holding” a company created by some executives of Corporacion Sidenor) acquired the remaining 20%;

b.      Gerdau, Carpe Diem and Bogey Holding entered contemporaneously into a shareholders agreement. Under the terms of the shareholders agreement: (i) Carpe Diem can not sell its shares in Corporacion Sidenor for a period of 5 years from the date of the acquisition, (ii) Carpe Diem has a put option against Gerdau to sell its shares on Corporacion Sidenor by a determinable price based on the purchase price paid by Carpe Diem on the date of the acquisition.

Determination that Corporción Sidenor is a VIE

c.      As a result of the pricing of the put option we believe, under paragraph 5.a.4 of FIN 46 (R), that the investment of Carpe

Diem is not considered to be at risk. Therefore, Carpe Diem does not have an equity investment at risk and the only parties which have an equity interest at risk are Gerdau and Bogey Holding.

d.      Under the terms established in the Shareholders Agreement different majorities are required at the level of the shareholders of Corporación Sidenor and at the level of its Board of Directors to take decisions. In all circumstances approval by all of Gerdau, Carpe Diem and Bogey Holding (each of which have respectively 40%, 40% and 20% of shareholder votes) is required. The terms of the Shareholders Agreement result in that approval by all parties is required for all substantive participating decisions (i.e., participating rights as defined by EITF 96-16) of Corporación Sidenor. As a result of such terms the only two holders of equity at risk (Gerdau and Bogey Holding) do not have an ability through its voting rights to make decisions about the activities of Corporación Sidenor that have a significant effect on the success of the entity since approval is needed from Carpe Diem, a party whose equity is not considered at risk. As a result, we have then concluded that Corporación Sidenor is a VIE under paragraph 5(b)(1) of FIN 46(R).

Determining who is the primary beneficiary

e.      The put option given by Gerdau to Carpe Diem results in Carpe Diem being considered a related party for purposes of determining who is the primary beneficiary under paragraph 16.b of FIN 46(R). Also as result of transfer restrictions existing under the Shareholders Agreement, Bogey Holding would also be considered a related party under paragraph 16.d of FIN 46.R.  The combined interests held by all of Gerdau, Carpe Diem and Bogey Holding would result in such interest (if held by one party) be considered the primary beneficiary since it would absorb the majority of the entity’s expected losses.

f.      As a result, we considered paragraph 17 of FIN 46(R) which requires an analysis to determine which party in the related party group is considered the entity’s primary beneficiary.  This analysis is based upon which party is “most closely associated with the entity”.  In making this determination, we considered the factors indicated in paragraphs 17a-d of FIN 46(R) and concluded that Gerdau is most closely associated with Corporación Sidenor because it is exposed to the majority of the expected losses of the entity; Carpe Diem is considered Gerdau’s defacto agent under para. 16(d)(1); the terms of the put option which if exercised will result in Gerdau owning 80% of Corporación Sidenor; the nature of the activities of Corporación Sidenor are complimentary to Gerdau’s business since they both involve the production of steel and they are not similar to activities of Carpe Diem or of Bogey Holding which is a holding company for existing management.

Note 25 Stock based compensation, page F-71

3.      You disclose on page F-71 that you adopted SFAS 123R on January 1, 2006. As required in paragraph 84 of SFAS 123R, please tell us and disclose, in future filings, the effect the adoption of SFAS 123R had on income from continuing operations, income before income taxes, net income and diluted earnings per share.

Our response:  On January 1, 2006, the Company adopted SFAS 123R for its share-based compensation plans using the modified prospective transition method.  At adoption, stock based compensation includes stock options issued by Gerdau S.A. and stock-based compensation issued by our subsidiary Gerdau Ameristeel. The effect of adopting SFAS 123R in the stock-based compensation awards of Gerdau Ameristeel is discussed in the following comment #4.

Compensation expense recorded during 2006 for the stock options issued by Gerdau S.A. accounted as per SFAS 123(R) resulted in a reduction in income from continuing operations (recorded under general and administrative expenses), net income before taxes and net income of US$1,838 thousands. Stock based compensation does not have any tax effect, current or future, for Gerdau S.A. under Brazilian tax law: transactions settled in shares are not subject to taxation in Brazil, nor is recognized for tax purposes any compensation expense. The expense amounting to US$ 1,838 was included in the computation of earnings per share and resulted in a decrease of US$ 0.003 for both basic and diluted earnings per share.

In future periods we will disclose the required information in narrative form in the accompanying notes to the financial statements.

4.      You disclose on page F-73 that you provided bonuses under your Gerdau Ameristeel plan in the form of cash, SAR and/or options. Tell us how you are accounting for any cash settled awards and how your accounting complies with SFAS 123R. Please confirm to us that you recognize compensation expense for these performance awards based on the fair value, rather than the intrinsic value, of these awards at each reporting date. See paragraph 37 of SFAS 123(R). If so, please tell us why you have not recognized any cumulative effect of a change in accounting principle, pursuant to paragraph 79b of SFAS 123(R).

Our response:  On January 1, 2006, the Company adopted SFAS 123R for its share-based compensation plans using the modified prospective transition method.   At adoption the Company’s share-based compensation awards outstanding included fully vested stock appreciation rights (“SARs”), options and unvested phantom shares.  The adoption of FAS 123R did not have an impact on the accounting for the fully vested SARs and options.   After the adoption of FAS 123R, the Company changed its methodology for recognizing compensation costs for the phantom shares.  Under FAS 123, the Company recorded compensation costs for the phantom shares based on its intrinsic value.  On January 1, 2006 the Company used the Black Scholes Model (“BSM”) to determine the fair value of the phantom shares as required under FAS 123R.   Based on the valuation assumptions that the phantom shares do not have an exercise price and that the dividends are reinvested, the fair value approximated the Company’s stock price, which also approximated the intrinsic value. Therefore, the Company did not recognize any cumulative effect of a change in accounting principle pursuant to paragraph 79b of FAS 123R.

During 2006, the Company issued both phantom shares and SARs awards that were classified as liability awards under SFAS 123R since these awards will be settled in cash (SFAS 123R, paragraph 32).  In 2006, the Company recorded compensation costs for all liability awards based on their fair values, determined using the BSM, as required under FAS 123R.   The fair value of all liability awards are remeasured at the end of each reporting period. Compensation cost for each period until settlement is based on the change, or a portion of the change depending on the percentage of the requisite service period that has been rendered at the reporting date, in the fair value of the award (SFAS 123R, paragraph 37).

*  *  *  *  *

We hereby acknowledge that:

•              the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•              Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•              the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at +55.51.33232657 if you have any questions about this response letter.

Very truly yours,
GERDAU S.A.

By	/s/ Osvaldo Burgos Schirmer
	Name:	Osvaldo Burgos Schirmer
	Title:	Chief Financial Officer

Copy:	Melissa N. Rocha, CPA
Division of Corporation Finance